Filed by VimpelCom Ltd.

Commission File No: 333-164770

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

NOTICE TO HOLDERS OF OJSC VIMPELCOM SHARES AND AMERICAN DEPOSITARY SHARES

VIMPELCOM LTD. ANNOUNCES SUCCESSFUL

COMPLETION OF EXCHANGE OFFER FOR OJSC VIMPELCOM

SHARES AND AMERICAN DEPOSITARY SHARES

The Exchange Offer by VimpelCom Ltd. for OJSC VimpelCom shares and ADSs closed at 11:59 p.m., Moscow time on April 20, 2010, with a total of 56,477,397 common and preferred shares tendered, representing 97.87% of the voting rights in OJSC VimpelCom.

VimpelCom Ltd. has accepted for exchange all shares and ADSs that were validly tendered and not withdrawn. VimpelCom Ltd. will promptly exchange one VimpelCom Ltd. common Depositary Receipt (“DR”) for each OJSC VimpelCom ADS, 20 VimpelCom Ltd. common DRs for each OJSC VimpelCom common share and 20 VimpelCom Ltd. preferred DRs for each OJSC VimpelCom preferred share.

VimpelCom Ltd. DRs began trading on a “when-issued” basis, under the ticker symbol “VIP.WI”, on April 16, 2010, and will begin trading on the NYSE on a regular way basis under the ticker symbol “VIP” on April 22, 2010. VimpelCom Ltd. intends to cause OJSC VimpelCom to cease trading of OJSC VimpelCom common shares on the Russian Trading System and delist OJSC VimpelCom ADSs from the NYSE following approval by the OJSC VimpelCom Board of Directors. OJSC VimpelCom shares and ADSs not tendered in the Exchange Offer will be subject to a mandatory squeeze-out procedure under Russian law. Further details of the squeeze-out procedure will be announced on or before May 26, 2010.

IMPORTANT ADDITIONAL INFORMATION

This announcement relates to the Exchange Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs) and is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The Exchange Offer comprised an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who are U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer expired at 5:00 p.m. New York City time on April 15, 2010, and was only made pursuant to the registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials, filed with the SEC. Free copies of any such documents can be obtained at the SEC’s website at www.sec.gov or at VimpelCom Ltd.’s website at www.vimpelcomlimited.com. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).